Exhibit 99.7

December 18, 2020

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Prince Edward Island Securities Office

Government of Newfoundland and Labrador Financial Services Regulation Division

Nova Scotia Securities Commission

Dear Sirs:

Re: Red White & Bloom Brands Inc. - Notice of Change of Auditors

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditors ("the Notice") issued on December 18, 2020 by Red White & Bloom Brands Inc. ("the Corporation").

Based on our knowledge of such information at this time, we agree with the information contained in the Notice, other than statements relating to the former auditor with which we have no basis to agree or disagree.

Yours very truly,

Chartered Professional Accountants

Licensed Public Accountants

cc: The Board of Directors, Red White & Bloom Brands Inc.